Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Lorus Therapeutics Inc. (“Lorus”)
2 Meridian Road
Toronto, ON
M9W 4Z7

Item 2 Date of Material Change

March 3, 2010

Item 3 News Release

The press release reporting the material change was issued by Lorus on March 4, 2010 in Canada through Marketwire and is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

The news release issued on March 4, 2010 by Lorus announced that Mr. Georg Ludwig, HighTech Beteiligungen GmbH & Co. KG’s (“HighTech”) representative on the board of directors of Lorus, and a member of the Audit Committee, resigned effective March 3, 2010.

Item 5 Full Description of Material Change

Mr. Georg Ludwig resigned to facilitate the intended liquidation and divestiture of HighTech’s assets, including its investment in Lorus.

Pursuant to an agreement with Lorus, HighTech has the ability to nominate another director to the board of directors of Lorus. In addition, HighTech has registration rights with respect to its holding of Lorus’ shares.

For more information regarding the material change, please see the news release filed on March 4, 2010 attached hereto as Schedule “A.”

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

For further information please contact:
Lorus Therapeutics Inc.
Dr. Saeid Babaei
(416) 798-1200 ext. 490.

Item 9 Date of Report

March 12, 2010

Schedule A

News Release

NEWS RELEASE

Lorus Therapeutics Announces Resignation of Director

TORONTO, CANADA - March 4, 2010 - Lorus Therapeutics Inc. (“Lorus” or the “Company”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today reported that Mr. Georg Ludwig, HighTech Beteiligungen GmbH & Co. KG’s (“HighTech”) representative on Lorus’ board of directors (the “Board”) has resigned effective March 3, 2010.

Mr. Ludwig, a director of Lorus’ Board since September 2006 and current member of the Audit Committee has advised Lorus that he has resigned to facilitate the intended liquidation and divestiture of HighTech’s assets, including its investment in Lorus.

HighTech, a private equity fund, is subject to a requirement that the fund be liquidated no later than December 2011, and is currently exploring its options with respect to its holdings in Lorus and its other portfolio companies.  According to Mr. Ludwig, these options could include the divestment of its holdings in either a public or private transaction, a distribution of its holdings to HighTech’s investors or a combination of the foregoing.

Pursuant to an agreement with Lorus, HighTech has the ability to nominate another director to Lorus’ Board.  In addition, HighTech has registration rights with respect to its holding of Lorus’ shares.

Dr. Denis Burger, Chairman of Lorus, stated: "Mr. Ludwig has been a valuable member of Lorus’ Board and we thank him for his many contributions to the Company during his time with the Company. His keen ability for strategic thinking and fresh point of view were invaluable to Lorus’ Board of Directors. Georg has our gratitude and wishes for success in all his future endeavors.”

“I have appreciated working with Lorus’ directors and management over the last four years and wish all of you the best for the future and a great success with Lorus’ drug development programs,” commented Mr. Ludwig.

About Lorus
Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

About HighTech
HighTech founded in 1999, is a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based upon applied technologies and life sciences. For further information please refer to www.triginita-capital.com.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, our ability to find and enter into agreements with potential partners; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com